Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Investcorp Credit Management BDC, Inc.

Our audits of the consolidated financial statements referred to in our report dated September 21, 2020, (appearing in the accompanying Form 10-K) also included an audit of the senior securities table of Investcorp Credit Management BDC, Inc. and Subsidiaries (formerly CM Finance Inc) (the Company) appearing in Part II, Item 7 in the accompanying Form 10-K. This table is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements.

In our opinion, the senior securities table, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ RSM US LLP

New York, New York

September 21, 2020